1636 N. Hampton Rd., Suite 270
DeSoto, TX 75115-8621
972.298.3824

April 29, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
US Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3561
Washington, DC  20549-0405

Via Edgar Correspondence and Federal Express

Re:           eTelcharge.com
File No. 000-30479

Dear Ms. Meadows:

Reference is made to your comment letter dated April 18, 2008 (the “Comment Letter”) relating to the Item 4.01 Form 8-K of eTelcharge.com (the “Company”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2008 (the “8-K”).  We have enclosed with this letter a complete clean and marked copy of the Form 8-K/A filed with the Commission, which has been revised to reflect comments raised by the Staff in the Comment Letter.

We are filing via the EDGAR system our responses to the comments in your letter relate to the above referenced report.  The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter.

As part of this review process, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned by telephone at (972) 298-3824 or by facsimile at (972) 298-3802.

Very truly yours,

/s/ Robyn Gatch-Priest

Robyn Gatch-Priest
Senior Vice President and Chief Financial Officer

Item 4.01 Form 8-K filed on April 17, 2008

1.
In response to the Staff’s comment, the Company has revised its disclosure to reflect that Malone & Bailey PC (“M&B”) was dismissed as its auditors.  In addition, although not requested by the Staff, the Company corrected a reference in this paragraph to the Audit Committee; as the Company does not have a separate Audit Committee, its Board of Directors acted to dismiss M&B.

2.
In response to the Staff’s comment, the Company has revised its disclosure to clarify that M&B’s reports on the Company’s financial statements for the fiscal years ended December 31, 2006 and December 31, 2007 contained an explanatory paragraph regarding the Company’s ability to continue as a going concern, rather than a qualification.

3.
In response to the Staff’s comment, the Company has revised its disclosure to clarify that there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and M&B during fiscal years ended December 31, 2006 and December 31, 2007, and the subsequent period through April 12, 2008.

4.
In response to the Staff’s comment, the Company has provided the revised disclosure to M&B and has obtained and is filing with its amendment to the Form 8-K an updated Exhibit 16 letter from M&B stating that M&B agrees with the revised disclosure.